SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SEMIANNUAL REPORT

(From January 1, 2004 to June 30, 2004)

THIS IS A TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

SEMIANNUAL REPORT

(From January 1, 2004 to June 30, 2004)

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Interim Report for the first half of the 20th fiscal year in accordance with Item 3 of Article 186 of the Securities & Exchange Law.

Bon Joon Koo

Joint Representative Director,

Vice-Chairman and Chief Executive Officer

Ron H. Wirahadiraksa

Joint Representative Director,

Senior Executive Vice-President and Chief Financial Officer

17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea 150-721. Tel) 82-2-3777-1114

Dong Joo Kim

Vice President

Finance & Risk Management Department

Tel) 82-2-3777-0702

1

Attachment:	1. Korean Interim Non-consolidated Financial Statements
2. U.S. GAAP Interim Consolidated Financial Statements

2

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays. Although there are high entry barriers due to its technology- and capital-intensive characteristics, as well as the significant investments required to achieve economies of scale, there is severe competition within the industry.

•	The demand for LCD panels for notebooks & monitors is closely related to the IT industry, and LCD TV will play a key role in the digital display area as digital TV market starts to grow. Also, LCD panel markets for applications, such as medical applications and automobile navigation systems, will grow steadily.

(2) Cyclicality

•	The TFT-LCD business has high cyclicality as a capital intensive business. This industry experiences periodic cyclicality caused by imbalances between demand and supply due to capacity competition within the industry.

(3) Competitiveness

•	Core competitiveness includes new product design capability based on new technology application, timely investment, cost leadership and marketing capability to lead system makers.

•	Most importantly, cost leadership and stable & long-term relationships with customers are critical to secure profit even in buyers’ market.

(4) Sourcing material

•	Materials are sourced in-house as well as from domestic and international vendors. However, domestic portion is expected to grow in the future.

•	Shortage may arise due to capacity competition within the industry as well as rapid demand increase.

(5) Others

•	Most TFT-LCD makers are in Asia: (Major makers)

A: Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation for 7th generation TFT-LCD production), BOE-Hydis.

B: Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, Quanta, etc.

C: Japan: Sharp, Hitachi, etc.

B. Company

(1) Business Overview

•	We entered the TFT-LCD business in 1998, and in March 2002, we were the first to commence commercial production at a 5th generation fab (P4) to meet the demand for large-size monitors and TVs. We followed P4 with P5 in May 2003, which completed a full line-up of products in response to various customer demands.

(2) Market Share

•	Market share of large-size panels((≥10”) based on revenue as of the end of March 2004 is 21.1% according to DisplaySearch(2Q, 2004).

(3) Market Characteristics

•	TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

(4) New Business and Forecast

•	We currently operate five fabrication facilities, P1, P2, P3, P4 and P5, located in Gumi, Korea, and two assembly facilities located in Gumi, Korea and Nanjing, China.

Also, our sixth-generation fabrication facility, P6, is under construction as of the end of June 2004, and it is expected to begin operations during the third quarter of 2004.

•	In March 2004, we broke ground on a new TFT-LCD industrial complex to be developed in Paju, Korea, and construction for P7 building is in progress.

•	Our strategy is to maintain a leading position in high value-added TFT-LCD products, such as aviation, medical equipment and automation. In addition, we are planning to diversify markets through sales increase in rapidly growing products, such as Internet appliance, PDA and IMT 2000-related products.

1

(5) Organization chart

*	CEO : Chief Executive Officer

*	CTO : Chief Technology Officer

*	CFO : Chief Financial Officer

2. Information Regarding Shares

A. Shareholder lists

(1) Principal shareholders and related parties

[Jun. 30, 2004]	(Unit: 1,000 shares)

			Number of shares (Holding ratio)				Cause of change
Name	Relationship	Type	End of Dec. 2003	Increase	Decrease	June, 30 2004
1.LG Electronics Inc.	Principal shareholder	Common Stock	72,500 (50%)	72,500	—	145,000 (50%)	Stock Split (2:1)
2. Koninklijke Philips Electronics N.V.	Principal shareholder		72,500 (50%)	72,500	—	145,000 (50%)
Total		Common Stock	145,000 (100%)	145,000	—	290,000 (100%)
		Total	145,000 (100%)	145,000	—	290,000 (100%)

*	1. Shareholding ratio as of July 23, 2004 (Listing date): LG Electronics Inc. 44.81% / Koninklijke Philips Electronics N.V. 44.81%

2

2. Total shares as of listing date (July 23, 2004): 323,600,000 shares

(2) Shareholders who have shares over 5%

[Jun. 30, 2004]				(Unit : 1,000 shares)

Rank	Name	Common Stock	Number of Shares	Ratio(%)
1	LG Electronics Inc.	Common Stock	145,000	50
2	Koninklijke Philips Electronics N.V.	Common Stock	145,000	50
	Total	Common Stock	290,000	100

*	Shareholding ratio as of July 23, 2004 (Listing date): LG Electronics Inc. 44.81% / Koninklijke Philips Electronics N.V. 44.81%

B. Voting rights

[Jun. 30, 2004]	(Unit: 1,000 shares)

Description	Number of shares		Remarks
1. Stocks with voting rights [A-B]	[290,000	]
A. Total stocks issued	290,000
B. Stocks without voting rights	—
2. Stocks with restricted voting rights [A+B+C+D]	[ —	]
A. Restriction by the Commercial Law	—
B. Restriction by the Securities Exchange Act	—
C. Restriction by the Monopoly Regulation and Fair Trade Act	—
D. Restriction by other law	—
3. Stocks with recovered voting rights	[	]
Stock with voting rights [1-2+3]	290,000

*	Total shares as of listing date (July 23, 2004): 323,600,000 shares

C. Dividends

(1) Dividends during recent 5 fiscal years

[Par value : 5,000 Won]	(Unit: In millions of won)

Description	2003	2002	2001	2000	1999
Net income	1,019,100	288,792	-381,603	494,768	617,176
Earnings per share (Won)	3,514	996	-1,316	1,706	3,184
Retained earning for dividends	1,307,892	288,792	—	281,784	263,618

3

Dividend Ratio				—	—	—	76.60%	35.95%
D I V I D E N D S	C A S H	A. Dividend per share(Won)	Common Stock	—	—	—	1,307	1,165
			Preferred Stock	—	—	—	—	—
		B. Total Dividend Amount	Common Stock	—	—	—	379,000	221,860
			Preferred Stock	—	—	—	—	—
		C. Dividend per Par Value(%)	Common Stock	—	—	—	—	—
			Preferred Stock	—	—	—	—	—
	S T O C K	A. Stock Dividend Ratio(%)	Common Stock	—	—	—	—	—
			Preferred Stock	—	—	—	—	—
		B. Stock Dividend per Share(Shares)	Common Stock	—	—	—	—	—
			Preferred Stock	—	—	—	—	—

Net Capital per share (Won)				9,980	6,435	5,444	6,760	9,431
Ordinary income per share (Won)				3,514	996	-1,316	1,706	3,184

*	Based on par value 5,000 won (Stock split from par value 10,000 won to par value 5,000 won per share)

*	Retained earning for dividends is the amount before dividend

3. Major Products and Materials

A. Major products in 1H, 2004

(Unit: In billions of won)

Business area	Sales types	Items	Specific use	Major trademark	Sales(ratio)
TFT-LCD	Export	TFT-LCD	Notebook, Monitor, TV Applications Modules,etc.	LG.Philips LCD	4,298(97.8%)
	Domestic	TFT-LCD	Notebook, Monitor, TV Applications Modules,etc.	LG.Philips LCD	95(2.2%)

B. Average price trends of major products

(Unit : USD )

Description	2004 1H	2003	2002
TFT-LCD panel(avg.)	307	240	253

*	Based on large TFT-LCD panels (“≥10”)

4

(1) Assumptions for calculations

•	Average price of 1H of 20th fiscal year.(Sales amount/ Sales quantity)

•	Average price based on sales from headquarters to overseas sales subsidiaries.

•	Based on Large TFT-LCD panels (“≥10”)

(2) Major factors contributing to price fluctuation

•	Price changes caused by market situation.

•	Price rise from increased sales of larger size products and premium products.

C. Major materials in 1H, 2004

(Unit: In billions of won)

Business area	Purchase types	Items	Specific use	Purchase amount (ratio)	Remarks
TFT-LCD	Materials	Color Filter Polarizer PCB, etc.	LCD Panel Manufacturing	135 (6%) 285 (14%) 1,655 (80%)
Total				2,075(100%)

D. Price trends of major materials

(Unit : Won)

Description	2004 1H	2003	2002
Color Filter	9,077	16,475	37,502
Polarizer	8,071	7,288	7,571
PCB	2,710	2,090	1,949

(1) Assumption for calculation

•	Average unit price of major materials

(2) Major factors contributing to price fluctuations

•	Price changes caused by market situations.

•	Continuous cost reduction efforts by material vendors.

4. Production and Equipment

A. Production capacity and calculation

(1) Production capacity

(Unit : 1,000 Glass sheet)

Business area	Items	Business place	2004 1H	2003	2002
TFT-LCD	TFT-LCD	Gumi	2,875	5,280	3,948

5

(2) Calculation of Capacity

a. Method

(1) Assumptions for calculation

•	Based on optimal production capacity

•	Based on input

(2) Calculation method

•	Average monthly input capacity for recent three months(2nd quarter)×Periods (6months)

b. Average working hours

•	Refer to B-(2)

B. Production performance and working ratio

(1) Production performance

(Unit : 1,000 Glass sheet)

Business area	Items	Business place	2004 1H	2003	2002
TFT-LCD	TFT-LCD	Gumi	2,831	3,674	2,764

(2) Working Ratio

(Unit : Hour)

Business place(area)	Optimal working hour of 2004 1H	Real working hour of 2004 1H	Average working ratio
Gumi (TFT-LCD)	4,368 (24HR. X 182Days)	4,368 (24HR. X 182Days)	100%

6

C. Investment plan

(1) Investment in progress

(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Extension, etc.	‘02.4Q	Building/ Machinery, etc.	Capacity Expansion	4,800	2,730	2,070	—

(2) Investment Plan

(Unit: In billions of won)

Business area	Project	Expected total investment		Expected yearly investment			Investment effects	Remarks
		Assets	Amount	2004	2005	2006
TFT-LCD	New/ Extension, etc.	Building/ Machinery, etc.	3,600	3,600	—	—	Capacity Expansion

*1.	Expected investment in 2004 is subject to change according to market environment and change, etc.

2.	Investment during ‘05-’06 can not be reasonably expected due to industry characteristics

5. Sales

A. Sales performance

(Unit: In billions of won)

Business area	Sales types	Items		2004 1H	2003	2002
TFT-LCD	Products, etc.	LCD	Export	4,298	5,884	3,446
			Domestic	95	147	72
			Total	4,393	6,031	3,518

B. Sales route and sales method

(1) Sales organization

•	4 departments such as Note book sales, monitor sales, TV sales and applications including sales planning & administration team under Worldwide Sales EVP.

•	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) including Shenzhen office in China, which perform sales business in overseas countries and provide technical support.

*	There is a production subsidiary in Nanjing China.

7

(2) Sales route

•	LG. Philips LCD HQ & Nanjing subsidiary → Overseas subsidiaries(USA/Europe/Japan /Taiwan /Hong Kong/Shanghai) → End user

(3) Sales method and condition

•	Direct sales & sales through overseas subsidiaries

(4) Sales strategy

•	Secure stable sales to major PC makers and electronic home appliance makers in world market, and maintain strong leadership in growing and high value added products such as large monitor market, growing LCD TV market, car navigation market, avionics, medical and FA.

•	Sales order from end users to overseas subsidiaries -> Information to HQ -> Scheduling the production plan -> Shipping products to subsidiaries -> Sales to end users by overseas subsidiaries.

6. Employees

[Jun. 30, 2004]				(Unit : person, year, in millions of won)
Sex	Detail employees				Total Salary in 1H 2004	Per capita Salary	Average Service Period
	Official Worker	Line Worker	Others	Total
Male	3,534	2,917	—	6,451	109,177	16.9	3.9
Female	283	2,494	—	2,777	33,544	12.1	2.1
Total	3,817	5,411	—	9,228	142,721	15.5	3.4

8

7. Non-consolidated Financial Information, based on Korean GAAP

A. Financial Highlights

(Unit: In millions of won)

Description	2004 1H	2003	2002		2001		2000
[Current assets]	2,030,008	1,918,329		806,156		374,198	455,304
☐ Quick assets	1,671,719	1,644,838		463,539		189,708	183,259
☐ Inventories	358,289	273,491		342,617		184,490	272,045
[Fixed assets]	5,777,779	4,295,753		3,613,748		3,361,220	2,973,535
☐ Investments	170,897	203,343		147,832		128,397	63,386
☐ Tangible assets	5,410,902	3,874,428		3,210,884		2,937,209	2,584,643
☐ Intangible assets	195,980	217,982		255,032		295,614	325,506
Total Assets	7,807,787	6,214,082		4,419,904		3,735,418	3,428,839
[Current liabilities]	1,936,437	2,044,005		1,117,066		904,952	1,204,805
[Non-current liabilities]	1,634,716	1,276,045		1,436,775		1,251,713	263,834
Total Liabilities	3,571,153	3,320,050		2,553,841		2,156,665	1,468,639
[Capital Stock]	1,450,000	1,450,000		1,450,000		1,450,000	1,450,000
[Capital surplus]	—	—		—		—	—
☐ Capital reserve	—	—		—		—	—
☐ Asset revaluation reserve	—	—		—		—	—
[Retained earnings ]	2,765,385	1,436,229		417,129		128,337	509,940
[Capital adjustment]	21,249	7,803	Δ	1,066		416	260
Total Shareholder’s equity	4,236,634	2,894,032		1,866,063		1,578,753	1,960,200
Sales	4,392,882	6,031,261		3,518,289		2,386,617	2,389,712
Operating income	1,463,398	1,113,793		273,881	Δ	303,646	674,158
Ordinary income	1,426,433	1,009,731		293,249	Δ	420,342	496,129
Net income	1,329,155	1,019,100		288,792	Δ	381,603	494,768

[Δ is minus(-).]

B. R&D Expense

(1) Summary

(Unit: In millions of won)

	Account	2004 1H	2003	2002	Remarks
	Direct Material Cost	89,002	141,614	77,051
	Direct Labor Cost	9,349	14,421	10,480
	Depreciation Expense	3,929	6,165	8,722
	Others	6,394	9,186	5,525
	R&D Expense Total	108,674	171,386	101,778
Accounting Expense allocation	Selling & Admin.	19,672	29,812	24,772
	Manufacturing Cost	89,002	141,574	77,006
	R&D Expense / Sales ratio [Total R&D Expense÷Sales for the period×100]	2.47%	2.84%	2.89%

9

1) Design department expense was excluded in 2001 & 2002

2) Royalty was not included

(2) R&D achievements

: Completed more than 98 product developments as of June end, 2004

•	Application Model: Completed LH180Q01(first small-size transflective model) and 12 other models

•	NBPC Model: Completed LP171W02(Prism LGP applied model) and 17 other models

•	MNT Model: Completed LM201W01(for Apple) and 28 other models

•	TV Model: Completed LC260W01(for Matsushita) and 37 other models

C. Domestic Credit Rating

Rating Date	Subject	Rating	Rating Agency (Rating range)
2004.05.04	Corporate Debenture	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
2004.05.03	Commercial Paper	A1	Korea Investors Service, Inc. (A1 ~ D)
2004.04.29	Corporate Debenture	AA-	Korea Investors Service, Inc. (AAA ~ D)
2004.04.29	Commercial Paper	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)

D. Remuneration for directors & executive officers in 2004

Classification	Approved amount in Shareholders Meeting	Per capita Average amount
CEO (Bon Joon Koo) CFO (Ron H. Wirahadiraksa) Worldwide Sales/EVP (Duke M. Koo)* Manufacturing/EVP (Ki Seon Park)* CTO (Budiman Sastra)* Marketing/EVP (Bruce I. Berkoff)*	2.5 billion won per annum	430 million won per annum

*	Executive officers (Not BOD members)

10

E. Long-term borrowings

(1) Long-term borrowings

(Unit : In millions of won, In millions of USD)

Description	Lenders	Types	Interest rate	Beginning balance	Increase	Decrease	Ending balance	Repayment plan						Remarks
								2004	2005	2006	2007	2008	2009
Domestic	KEXIM (*)	Won loan	5.88%	58,700	—	—	58,700	—	—	19,567	19,567	19,566	—
		Won loan	6.08%	—	59,100	—	59,100	—	—	9,850	19,700	19,700	9,850
	Woori Bank	USD loan	3ML+ 1.1%	U$35	—	—	U$35	—	U$17.5	U$17.5	—	—	—
Overseas
Others
			KRW	58,700	59,100		117,800			29,417	39,267	39,266	9,850
Total			USD	U$35	—	—	U$35	—	U$17.5	U$17.5	—	—	—

*	The Export-import bank of Korea

(2) Debentures

(Unit : In millions of won, In millions of USD)

	Debenture	Issuing Date	Issuing Amount	Repaid Amount	Outstanding Amount	Interest Rate	Maturity Date	Remarks
Domestic	8th public offering	2001.5.14.	300,000	300,000	0	7%	2004.5.14.
	9th public offering	2001.7.30.	200,000	0	200,000	6%	2006.7.30.
	10th public offering	2002.11.6.	300,000	0	300,000	5%	2007.11.6.
	11th public offering	2003.10.2.	250,000	0	250,000	5%	2008.10.2.
	12th public offering	2004.5.13.	300,000	0	300,000	5%	2009.5.13.
Overseas	# 1-3	2001.9.10	US$140	0	US$140	6ML+1.1%	2004.9.10
	# 2-1	2003.11.4	US$202	0	US$202	3ML+1.1%	2006.11.4	Installment payment(‘05/’06)
	# 2-2	2003.11.4	US$63	0	US$63	3ML+1.1%	2006.11.4	Installment payment(‘05/’06)
	# 2-3	2003.12.11	US$100	0	US$100	3ML+1.1%	2006.12.11	Installment payment(‘05/’06)
Total	KRW		1,350,000	300,000	1,050,000
	USD		US$505	0	US$505

11

8. Events after June 30, 2004

Company stock was listed on NYSE & KSE (Korea Stock Exchange) on July 22 & 23, 2004 respectively

1) 2004.7.15.: Form F-1 Registration Statement was declared effective by the Securities and Exchange Commission (SEC)

•	Offered 24,960,000 shares of common stock in the form of American depositary shares (ADS). Each ADS represents one-half of one share of company common stock. (The initial offering price per ADS is US$15.00, 1 common stock = 2 ADSs)

•	If greenshoe option is exercised, offering shares will be increased to 28,704,000 shares

2) 2004.7.16. : Filed the Securities Registration Statement to Financial Supervisory Committee

•	Offered 8,640,000 shares of common stock (The initial offering price per common stock is 34,500 won)

3) 2004.7.22 : Listed on NYSE

4) 2004.7.23 : Listed on KSE (Korea Stock Exchange)

12

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

June 30, 2004 and 2003

LG.Philips LCD Co., Ltd.

Index

June 30, 2004 and 2003, and December 31, 2003

Page(s)
Report of Independent Accountants	1 - 2

Non-consolidated Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Cash Flows	5 - 6

Notes to Financial Statements	7 - 34

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of June 30, 2004 and the related non-consolidated statements of income and cash flows for the three-month periods and six-month periods ended June 30, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2003 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 12, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

As discussed in Note 22, in July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation (“P7”) and other LCD facility in Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
July 16, 2004

This report is effective as of July 16, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG. Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

June 30, 2004 and December 31, 2003

(Unaudited)

(in millions of Korean Won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	470,364	(Won)	449,218
Available-for-sale securities		2		68
Trade accounts and notes receivable, net (Notes 4, 5 and 19)		1,059,695		1,057,366
Inventories (Note 6)		358,289		273,491
Other accounts receivable, net (Notes 4 and 5)		2,808		12,016
Accrued income, net (Note 4)		937		283
Advance payments, net (Note 4)		7,097		3,008
Prepaid expenses		23,715		22,431
Prepaid value added tax		61,312		82,332
Others (Note 13)		45,789		18,116

Total current assets		2,030,008		1,918,329

Property, plant and equipment, net (Note 7)		5,410,902		3,874,428
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 8)		35,110		36,572
Non-current guarantee deposits		17,861		16,564
Long-term other accounts receivable, net (Note 4)		—		166
Long-term prepaid expenses		35,845		35,063
Deferred income tax assets (Note 17)		82,065		114,962
Intangible assets (Note 9)		195,980		217,982

Total assets	(Won)	7,807,787	(Won)	6,214,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 10)	(Won)	—	(Won)	62
Trade accounts and notes payable (Notes 5 and 19)		378,704		380,113
Other accounts payable (Note 5 and 19)		1,214,155		1,014,745
Advances received		2,170		3,909
Withholdings		5,090		3,991
Accrued expenses (Note 5)		63,319		105,567
Income tax payable (Note 17)		63,077		39,553
Current maturities of long-term debt (Note 10)		161,154		465,623
Others (Note 13)		48,768		30,442

Total current liabilities		1,936,437		2,044,005

Debentures, net of current maturities and discounts on debentures (Note 11)		1,437,238		1,154,586
Long-term debts, net of current maturities (Note 11)		158,137		100,501
Accrued severance benefits, net (Note 12)		39,341		20,958

Total liabilities		3,571,153		3,320,050

Commitments and contingencies (Note 13)

Shareholders’ equity
Capital stock (Note 14)
Common stock, (Won)5,000 par value per share; 400 million shares authorized; 290 million shares issued and outstanding		1,450,000		1,450,000
Retained earnings (Note 15)		2,765,385		1,436,229
Capital adjustments (Note 16)		21,249		7,803

Total shareholders’ equity		4,236,634		2,894,032

Total liabilities and shareholders’ equity	(Won)	7,807,787	(Won)	6,214,082

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions of Korean Won, except per share amounts)	2004		2003		2004		2003
Sales (Notes 19 and 20)	(Won)	2,276,564	(Won)	1,299,402	(Won)	4,392,882	(Won)	2,271,994

Cost of sales (Note 19)		1,444,182		1,137,271		2,813,275		2,039,860

Gross profit		832,382		162,131		1,579,607		232,134

Selling and administrative expenses		60,543		44,576		116,209		76,713

Operating income		771,839		117,555		1,463,398		155,421

Non-operating income
Interest income		3,703		1,219		7,557		1,968
Foreign exchange gains (Note 13)		18,498		50,040		52,153		25,626
Gain on foreign currency translation (Note 13)		7,096		49,653		35,482		14,948
Gain on valuation of investments using the equity method of accounting (Note 8)		—		—		1,119		—
Gain on disposal of property, plant and equipment		1,331		197		2,040		1,043
Reversal of bad debt allowance		—		141		—		141
Others		2,623		5,099		5,816		5,425

		33,251		106,349		104,167		49,151

Non-operating expenses
Interest expenses		7,579		19,034		24,502		34,968
Foreign exchange losses (Note 13)		12,622		19,111		76,125		29,731
Loss on foreign currency translation (Note 13)		17,941		8,288		28,181		12,193
Loss on valuation of investments using the equity method of accounting (Note 8)		6,425		3,492		—		2,994
Loss on disposal of property, plant and equipment		8		31		19		50
Loss on disposal of accounts receivable		1,655		1,600		1,939		3,868
Loss on disposal of available-for-sale securities		4		—		20		307
Donations		10,221		97		10,346		152
Others		—		—		—		4

		56,455		51,653		141,132		84,267

Income before income taxes		748,635		172,251		1,426,433		120,305

Income tax expense (benefit) (Note 17)		47,404		(10,707)		97,278		(11,783)

Net income	(Won)	701,231	(Won)	182,958	(Won)	1,329,155	(Won)	132,088

Ordinary income per share (Note 18)	(Won)	2,418	(Won)	631	(Won)	4,583	(Won)	455

Earnings per share (Note 18)	(Won)	2,418	(Won)	631	(Won)	4,583	(Won)	455

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions of Korean Won)	2004		2003		2004		2003
Cash flows from operating activities
Net income	(Won)	701,231	(Won)	182,958	(Won)	1,329,155	(Won)	132,088

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		268,491		233,145		534,399		422,187
Amortization of intangible assets		11,036		10,857		22,066		21,871
Provision for severance benefits		11,436		5,430		20,526		10,621
Loss (gain) on foreign currency translation, net		10,841		(41,261)		(11,440)		(2,651)
Loss on disposal of available-for-sale securities		4		—		20		307
Gain on disposal of property, plant and equipment, net		(1,323)		(166)		(2,021)		(993)
Amortization of discount on debentures		2,926		2,512		6,010		5,185
Gain (loss) on valuation of investments using the equity method of accounting		6,425		3,492		(1,119)		2,994
Others		6,891		2,389		13,989		6,760

		316,727		216,398		582,430		466,281

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		172,171		(129,382)		(10,565)		(56,491)
(Increase) decrease in inventories		(45,033)		84,848		(81,277)		77,487
Decrease (increase) in other accounts receivable		7,820		(689)		9,199		(1,257)
(Increase) decrease in accrued income		(146)		3		(654)		5
(Increase) decrease in advance payments		(3,060)		(191)		(4,088)		421
(Increase) decrease in prepaid expenses		(4,431)		8,484		869		7,134
Decrease (increase) in prepaid value added tax		2,761		(2,925)		21,019		(5,017)
Decrease in other current assets		15,978		1,965		2,963		11,345
Decrease in long-term other accounts receivable		—		20		166		432
Decrease (increase) in long-term prepaid expenses		314		(6,207)		(2,936)		(8,240)
Decrease (increase) in deferred income tax		10,043		(10,707)		32,896		(11,783)
Increase (decrease) in trade accounts and notes payable		18,333		8,936		(1,139)		52,029
Increase in other accounts payable		25,404		106,072		34,686		74,971
(Decrease) increase in advances received		(2,562)		513		(1,738)		(24,013)
(Decrease) increase in withholdings		(4,667)		523		1,098		(2,444)
Increase (decrease) in accrued expenses		10,358		2,756		(42,248)		(9,953)
Increase in income taxes payable		15,608		—		23,525		—
Decrease in other current liabilities		(14,661)		(2,769)		(14,211)		(6,465)
Accrued severance benefits transferred from affiliated company, net		149		21		808		234
Payment of severance benefits		(833)		(1,296)		(4,487)		(6,016)
Decrease (increase) in severance insurance deposit		65		(2,072)		1,492		(137)
Decrease in contribution to the National Pension Fund		5		41		44		127

		203,616		57,944		(34,578)		92,369

Net cash provided by operating activities	(Won)	1,221,574	(Won)	457,300	(Won)	1,877,007	(Won)	690,738

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2004 and 2003

(Unaudited)

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions of Korean Won)	2004		2003		2004		2003
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	—	(Won)	—	(Won)	—		(21,308)
Acquisition of available-for-sale securities		(42)		—		(110)		(962)
Proceeds from disposal of available-for-sale securities		37		—		157		1,032
Payment of non-current guarantee deposits		—		(2,472)		(2,005)		(2,599)
Proceeds from non-current guarantee deposits		—		16		708		47
Proceeds from disposal of property, plant and equipment		1,367		629		3,196		2,037
Acquisition of property, plant and equipment		(1,191,777)		(299,684)		(1,910,095)		(457,215)
Acquisition of intangible assets		(32)		(2,499)		(32)		(2,537)

Net cash used in investing activities		(1,190,447)		(304,010)		(1,908,181)		(481,505)

Cash flows from financing activities
Proceeds from short-term borrowings		—		14,491		—		14,491
Proceeds from issuance of debentures		293,282		—		293,282		—
Repayment on current portion long-term debt		(300,000)		—		(300,000)		—
Proceeds from issuance of long-term debts		—		—		59,100		—
Repayment of short-term borrowings		—		—		(62)		(44,467)

Net cash used in (provided by) financing activities		(6,718)		14,491		52,320		(29,976)

Net increase in cash and cash equivalents		24,409		167,781		21,146		179,257

Cash and cash equivalents
Beginning of the period		445,955		70,558		449,218		59,082

End of the period (Note 21)	(Won)	470,364	(Won)	238,339	(Won)	470,364	(Won)	238,339

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for the consideration of (Won)725,000 million.

As of June 30, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	50
Koninklijke Philips Electronics N. V.	145,000,000	50

	290,000,000	100

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Commission. SKFAS No. 2 through No. 9 became effective for the Company on January 1, 2003, and SKFAS No. 10 on January 1, 2004. The Company has adopted these statements in its non-consolidated financial statements for the year ended December 31, 2003 and for the six-month periods ended June 30, 2004 and 2003, except for SKFAS No. 10 which was adopted in 2004.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of Statement of Korean Financial Accounting Standards No. 10, Inventories (SKFAS No. 10)

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of Statement of Korean Financial Accounting Standards No. 8, Investments in Securities (SKFAS No. 8). This statement requires investments in equity and debt securities to be divided into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity-method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as described below:

Estimated useful lives
Buildings	20 – 40 years
Structures	20 – 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet dates ((Won)1,152.5:US$1 as of June 30, 2004; (Won)1,194.3:US$1 as of December 31, 2003), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides a warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Funds Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables are substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss (“NOL”) carry-forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense computed under applicable tax regulations, and the changes in the balances of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits, are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized for the carry-forward amount.

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents and financial instruments as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions)	Annual interest rate (%) as of June 30, 2004	2004		2003
Cash and cash equivalents
Cash on hand	—	(Won)	6	(Won)	3
Checking accounts	—		22		20
Time deposits	3.1 – 3.8		449,652		376,423
Passbook accounts in foreign currency	0.4 – 0.6		20,684		72,772
		US$	(18)	US$	(60)
		CNY	(1)	JP¥	(63)

			470,364		449,218

Long-term financial instruments
Guarantee deposit for checking accounts	0.1 – 0.5		16		16

		(Won)	470,380	(Won)	449,234

As of June 30, 2004 and December 31, 2003, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of June 30, 2004 and December 31, 2003, consist of the following:

	2004
(in millions of Korean Won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,060,876	(Won)	1,181	(Won)	—	(Won)	1,059,695
Other accounts receivable		3,118		283		27		2,808
Accrued income		946		9		—		937
Advance payments		7,168		71		—		7,097

	(Won)	1,072,108	(Won)	1,544	(Won)	27	(Won)	1,070,537

	2003
(in millions of Korean Won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,061,336	(Won)	3,970	(Won)	—	(Won)	1,057,366
Other accounts receivable		12,473		383		74		12,016
Accrued income		286		3		—		283
Advance payments		3,038		30		—		3,008
Long-term other accounts receivable		170		2		2		166

	(Won)	1,077,303	(Won)	4,388	(Won)	76	(Won)	1,072,839

As of June 30, 2004 and December 31, 2003, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)366,173 million and (Won)117,991 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

5.	Assets and Liabilities Denominated in Foreign Currencies

As of June 30, 2004 and December 31, 2003, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2004				2003
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	1,035,396	US$ JP¥ EUR	819 1,487 54	(Won)	1,037,591	US$ JP¥ EUR	770 5,443 39
Other accounts receivable		661	US$ JP¥	1 28		5,332	US$ JP¥	4 51
Trade accounts and notes payable		147,870	US$ JP¥	49 8,654		187,091	US$ JP¥	43 12,247
Other accounts payable		184,570	US$ JP¥ EUR	34 13,545 1		89,521	US$ JP¥ EUR	12 6,728 1
Accrued expenses		21,943	US$	19		18,521	US$	16

6.	Inventories

Inventories as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004		2003
Finished products	(Won)	161,600	(Won)	82,995
Work-in-process		74,747		77,454
Raw materials		85,129		82,975
Supplies		36,813		30,067

	(Won)	358,289	(Won)	273,491

As of June 30, 2004 and December 31, 2003, inventories, and property, plant and equipment are insured against fire and other casualty losses up to (Won)17,549,725 million and (Won)16,194,946 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

7.	Property, Plant and Equipment

Changes in property, plant and equipment for the six-month periods ended June 30, 2004 and 2003 are as follows:

	2004
(in millions of Korean Won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	17,751	(Won)	70,708
Acquisition during the period		—		2,391		112		6,723		745		17,080
Capitalized interest		—		10		—		475		—		—
Depreciation		—		(13,468)		(2,848)		(491,292)		(4,969)		(21,223)
Disposal		—		(44)		—		(1,111)		—		(19)
Transfer		1,444		13,027		(321)		59,155		2,993		7,064

Balance as of June 30, 2004	(Won)	90,113	(Won)	503,035	(Won)	115,956	(Won)	1,630,772	(Won)	16,520	(Won)	73,610

Accumulated depreciation	(Won)	—	(Won)	103,948	(Won)	16,793	(Won)	3,662,247	(Won)	38,463	(Won)	116,026

	2004
	Vehicles		Trees		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2004	(Won)	2,587	(Won)	1,529	(Won)	28,521	(Won)	987,709	(Won)	3,874,428
Acquisition during the period		1,103		—		790,151		1,240,310		2,058,615
Capitalized interest		—		—		4,767		11,735		16,987
Depreciation		(599)		—		—		—		(534,399)
Disposal		—		—		—		—		(1,174)
Transfer		—		—		(33,705)		(53,212)		(3,555)

Balance as of June 30, 2004	(Won)	3,091	(Won)	1,529	(Won)	789,734	(Won)	2,186,542	(Won)	5,410,902

Accumulated depreciation	(Won)	2,876	(Won)	—	(Won)	—	(Won)	—	(Won)	3,940,353

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

	2003
(in millions of Korean Won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2003	(Won)	81,451	(Won)	484,731	(Won)	99,462	(Won)	1,539,593	(Won)	18,479	(Won)	59,260
Acquisition during the period		34		625		—		6,657		279		7,120
Capitalized interest		—		—		—		—		—		—
Depreciation		—		(12,306)		(2,666)		(385,851)		(4,169)		(16,788)
Disposal		—		—		—		(840)		(172)		(32)
Transfer		6,391		32,404		17,971		1,092,934		2,545		19,846

Balance as of June 30, 2003	(Won)	87,876	(Won)	505,454	(Won)	114,767	(Won)	2,252,493	(Won)	16,962	(Won)	69,406

Accumulated depreciation	(Won)	—	(Won)	77,925	(Won)	10,625	(Won)	2,727,700	(Won)	29,503	(Won)	78,137

	2003
	Vehicles		Trees		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2003	(Won)	1,884	(Won)	1,505	(Won)	393,321	(Won)	531,198	(Won)	3,210,884
Acquisition during the period		310		—		271,760		386,745		673,530
Capitalized interest		—		—		3,079		3,859		6,938
Depreciation		(407)		—		—		—		(422,187)
Disposal		—		—		—		—		(1,044)
Transfer		—		—		(542,626)		(629,465)		—

Balance as of June 30, 2003	(Won)	1,787	(Won)	1,505	(Won)	125,534	(Won)	292,337	(Won)	3,468,121

Accumulated depreciation	(Won)	2,001	(Won)	—	(Won)	—	(Won)	—	(Won)	2,925,891

As of June 30, 2004 and December 31, 2003, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)91,682 million and (Won)76,476 million, respectively.

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing the facilities and equipment. The total of both the capitalized loss (gain) on foreign currency rate changes and interest expenses for the six-month periods ended June 30, 2004 and 2003 were (Won)16,987 million and (Won)6,938 million, respectively.

As of June 30, 2004 and 2003, net gain on foreign currency translation arising from foreign currency borrowings, which were deducted from capitalized interest expenses, were (Won)4,135 million and (Won)374 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

For the six-month period ended June 30, 2004, the effects of capitalized interest expense on significant accounts in the balance sheet and statement of income as follows:

Balance sheet

	If interest expense is capitalized				If interest expense is expensed as incurred				Difference
(in millions of Korean Won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	9,351,255	(Won)	3,940,353	(Won)	9,334,268	(Won)	3,940,334	(Won)	16,987	(Won)	19

Statement of income

(in millions of Korean Won)	If interest expense is capitalized		If interest expense is expensed as incurred		Difference
Depreciation	(Won)	534,399	(Won)	534,380	(Won)	19
Interest expense		24,502		45,624		(21,122)
Foreign currency translation gain		35,482		39,617		4,135
Net income		1,329,155		1,312,187		(16,968)

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

8.	Equity-method Investments

Equity-method investments as of June 30, 2004 and December 31, 2003, consist of the following:

	2004
(in millions of Korean Won)	No. of shares owned by the Company		Ownership ratio (%) as of June 30, 2004	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100.0	(Won)	6,082	(Won)	8,494	(Won)	8,494
LG.Philips LCD, Germany	960,000		100.0		1,252		—		—
LG.Philips LCD, Japan	1,900		100.0		1,088		1,523		1,523
LG.Philips LCD, Taiwan	11,549,994		100.0		6,076		3,011		3,011
LG.Philips LCD, Nanjing	(	*)	100.0		36,987		22,082		22,082
LG.Philips LCD, Hong Kong	115,000		100.0		1,736		—		—
LG.Philips LCD, Shanghai	(	*)	100.0		596		—		—

				(Won)	53,817	(Won)	35,110	(Won)	35,110

	2003
(in millions of Korean Won)	No. of shares owned by the Company		Ownership ratio (%) as of December 31, 2003	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100.0	(Won)	6,082	(Won)	6,840	(Won)	6,840
LG.Philips LCD, Germany	960,000		100.0		1,252		568		568
LG.Philips LCD, Japan	1,900		100.0		1,088		1,788		1,788
LG.Philips LCD, Taiwan	11,549,994		100.0		6,076		5,861		5,861
LG.Philips LCD, Nanjing	(	*)	100.0		36,987		21,515		21,515
LG.Philips LCD, Hong Kong	115,000		100.0		1,736		—		—
LG.Philips LCD, Shanghai	(	*)	100.0		596		—		—

				(Won)	53,817	(Won)	36,572	(Won)	36,572

(*)	No shares have been issued according to the local laws and regulation.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The details of the equity method valuation for the six-month periods ended June 30, 2004 and 2003 are as follows:

	2004
(in millions of Korean Won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of June 30, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	1,982	(Won)	—	(Won)	(328)	(Won)	8,494
LG.Philips LCD, Germany		568		—		(376)		—		(192)		—
LG.Philips LCD, Japan		1,788		—		(136)		—		(129)		1,523
LG.Philips LCD, Taiwan		5,861		—		(2,624)		—		(226)		3,011
LG.Philips LCD, Nanjing		21,515		—		2,151		—		(1,584)		22,082
LG.Philips LCD, Hongkong		—		—		82		—		(82)		—
LG.Philips LCD, Shanghai		—		—		40		—		(40)		—

	(Won)	36,572	(Won)	—	(Won)	1,119	(Won)	—	(Won)	(2,581)	(Won)	35,110

	2003
(in millions of Korean Won)	Balance as of January 1, 2003		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of June 30, 2003
LG.Philips LCD, America	(Won)	8,590	(Won)	—	(Won)	291	(Won)	—	(Won)	48	(Won)	8,929
LG.Philips LCD, Germany		1,368		—		330		—		152		1,850
LG.Philips LCD, Japan		2,188		—		(513)		—		(7)		1,668
LG.Philips LCD, Taiwan		6,530		—		1,399		—		43		7,972
LG.Philips LCD, Nanjing		17,817		18,976		(3,191)		—		266		33,868
LG.Philips LCD, Hongkong		—		1,736		(1,349)		—		23		410
LG.Philips LCD, Shanghai		—		596		39		—		—		635

	(Won)	36,493	(Won)	21,308	(Won)	(2,994)	(Won)	—	(Won)	525	(Won)	55,332

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004 and 2003, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	2004						2003
(in millions of Korean Won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(618)	(Won)	—	(Won)	(618)	(Won)	(105)	(Won)	—	(Won)	(105)
LG.Philips LCD, Germany		(2,956)		—		(2,956)		57		—		57
LG.Philips LCD, Japan		(1,678)		—		(1,678)		(806)		—		(806)
LG.Philips LCD, Taiwan		(5,627)		—		(5,627)		(303)		—		(303)
LG.Philips LCD, Nanjing		(26,977)		(1,881)		(28,858)		—		—		—
LG.Philips LCD, Hongkong		(2,098)		—		(2,098)		(1,745)		—		(1,745)
LG.Philips LCD, Shanghai		(1,896)		—		(1,896)		(61)		—		(61)

	(Won)	(41,850)	(Won)	(1,881)	(Won)	(43,731)	(Won)	(2,963)	(Won)	—	(Won)	(2,963)

9.	Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2004 and 2003 are as follows:

	2004
(in millions of Korean Won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the period		—		—		—		64		64
Amortization		(20,546)		(8)		(292)		(1,220)		(22,066)

Balance as of June 30, 2004	(Won)	189,376	(Won)	119	(Won)	3,995	(Won)	2,490	(Won)	195,980

Accumulated amortization	(Won)	222,676	(Won)	42	(Won)	1,850	(Won)	7,223	(Won)	231,791

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

	2003
(in millions of Korean Won)	Intellectual property rights		Rights for usage of electronicity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2003	(Won)	246,054	(Won)	126	(Won)	2,775	(Won)	6,076	(Won)	255,031
Acquisition during the period		982		17		1,538		—		2,537
Amortization		(20,430)		(8)		(218)		(1,215)		(21,871)

Balance as of June 30, 2003	(Won)	226,606	(Won)	135	(Won)	4,095	(Won)	4,861	(Won)	235,697

Accumulated amortization	(Won)	181,648	(Won)	26	(Won)	1,281	(Won)	4,788	(Won)	187,743

The Company has classified the amortization as part of manufacturing overhead costs. Amortizations for the six-month periods ended June 30, 2004 and 2003 amounted to (Won)22,066 million and (Won)21,871 million, respectively.

The details of intellectual property rights as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	Description	2004		2003		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	189,376	(Won)	209,922	5 years

The Company expensed research and development costs of (Won)108,674 million and (Won)64,950 million for the six-month periods ended June 30, 2004 and 2003, respectively.

For the six-month periods ended June 30, 2004 and 2003, the significant expenses, which are expected to have probable future economic benefits but expensed in the period incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean Won)	2004		2003
Training expenses	(Won)	6,129	(Won)	3,136
Advertising expenses		3,252		736
Expenses for foreign market expansion		2,496		2,581

	(Won)	11,877	(Won)	6,453

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

10.	Short-Term Borrowings

Short-term borrowings as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions) Type of borrowing	Creditor	Annual interest rate (%) as of June 30, 2004	2004		2003
Usance	Chohung Bank	—	(Won)	—	(Won) JP¥	62 (6)

			(Won)	—	(Won)	62

Current maturities of long-term debt as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions)	Creditor	Annual interest rates (%) as of June 30, 2004	2004		2003
Long-term debt in Won currency debentures	Chohung Bank, and others	—	(Won)	—	(Won)	300,000
Long-term debt in foreign currency debentures	—	6M Libor + 1.1	US$	161,350 (140)	US$	167,202 (140)
Less : Discounts on debentures				(196)		(1,579)

			(Won)	161,154	(Won)	465,623

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

11.	Long-Term Debts

Long-term debts as of June 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	Annual interest rates (%) as of June 30, 2004	2004		2003
Won currency debentures :
Non-guaranteed, payable through 2009	5.0 – 6.0	(Won)	1,050,000	(Won)	1,050,000
Less : Current maturities			—		(300,000)
Discounts on debentures			(28,232)		(24,834)

			1,021,768		725,166

Foreign currency debentures :
Floating rate notes, payable through 2006	3M Libor + 1.1		232,805		241,249
Term notes, payable through 2006	3M Libor +1.1, 6M Libor + 1.1		349,208		361,873
Less : Current maturities			(161,350)		(167,202)
Discount on debentures			(5,193)		(6,500)

			415,470		429,420

		(Won)	1,437,238	(Won)	1,154,586

Won currency loans :
General loans	5.9 – 6.1	(Won)	117,800	(Won)	58,700

Foreign currency loans :
General loans	3M Libor+1.1		40,337		41,801

		(Won)	158,137	(Won)	100,501

As of June 30, 2004 and December 31, 2003, U.S. dollar debentures amounted to US$ 505 million and U.S. dollar loans amounted to US$ 35 million.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The aggregate annual maturities of long-term debt outstanding as of June 30, 2004, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean Won)

For the period ending June 30,	Won currency debentures		Won currency loans		Foreign currency debentures		Foreign currency loans		Total
2006	(Won)	—	(Won)	9,783	(Won)	210,331	(Won)	20,169	(Won)	240,283
2007		200,000		39,266		210,332		20,168		469,766
2008		300,000		39,266		—		—		339,266
2009 and thereafter		550,000		29,485		—		—		579,485

	(Won)	1,050,000	(Won)	117,800	(Won)	420,663	(Won)	40,337	(Won)	1,628,800

12.	Accrued Severance Benefits

Accrued severance benefits as of June 30, 2004 and 2003 consist of the following:

(in millions of Korean Won)	2004		2003
Balance at the beginning of the period	(Won)	56,552	(Won)	43,525
Actual severance payments		(4,487)		(6,016)
Transferred from affiliated companies, net		808		234
Provision for severance benefits		20,526		11,200

		73,399		48,943

Cumulative deposits to the National Pension Fund		(770)		(832)
Severance insurance deposit		(33,288)		(26,212)

Balance at the end of the period	(Won)	39,341	(Won)	21,899

The severance benefits are funded at approximately 45.4% and 53.6% as of June 30, 2004 and 2003, respectively, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

13.	Commitments and Contingencies

As of June 30, 2004, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of June 30, 2004, the Company has a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank totaling (Won)300,000 million.

As of June 30, 2004, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$777 million. The related amounts of negotiated foreign currency receivables outstanding as of June 30, 2004 and December 31, 2003 amounted to (Won)363,173 million and (Won)117,991 million, respectively.

As of June 30, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co., of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., claiming patent infringement on rear mountable liquid crystal display devices in United states District of Delaware and Patent country Court in the United Kingdom. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean Won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

A summary of these contracts follows (in millions):

Contracting party	Selling position		Buying position		Contract foreign exchange rate		Maturity date
HSBC and others	US$	1,112	(Won)	1,325,125	(Won) (Won)	1,149.9:US$1~ 1,230.6:US$1	July 1, 2004 - May 11, 2005
BNP Paribas and others	US$	273	JP¥	29,765	JP¥ JP¥	103.34:US$1~ 114.10:US$1	July 1, 2004 - December 24, 2004

As of June 30, 2004, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)38,375 million and (Won)2,769 million, respectively. Total unrealized gains and losses of (Won)14,620 million and (Won)2,769 million, respectively, were charged to current operations for the six-month period ended June 30, 2004, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to (Won)23,755 million, which were incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The hedged forecasted transactions are expected to occur on May 11, 2005 and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be included in the determination of net income within a year from June 30, 2004, is (Won)23,755 million.

For the six-month periods ended June 30, 2004 and 2003, the Company recorded realized exchange gains of (Won)17,566 million and (Won)1,930 million, respectively, on foreign currency forward contracts upon settlement, and for the six-month periods ended June 30, 2004 and 2003, realized exchange losses amounted to (Won)20,216 million and (Won)4,889 million, respectively.

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to Floating Rate Notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows (in millions):

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC	US$	210 —	(Won)	— 247,818	3M Libor 3.43 – 3.60%	May 4, 2004 - May 11, 2005
ABN-AMRO	US$	300 —		— 368,490	6M Libor 3.58%	July 15, 2004 - September 10, 2004

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

As of June 30, 2004, unrealized losses of (Won)18,500 million were charged to current operations as these contracts did not meet the requirements for hedge accounting for financial statement purposes.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

14.	Capital Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase in number of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004.

15.	Retained Earnings

Retained earnings as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,637,048		1,307,892

	(Won)	2,765,385	(Won)	1,436,229

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax reductions arising from investment and other tax credits. This reserve was not available for dividends until December 11, 2002 when the related law was abolished, and this may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate approval by the Company’s shareholders.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

16.	Capital Adjustments

Capital adjustments as of June 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Foreign currency translation gain (loss) on the affiliates	(Won)	(2,506)	(Won)	75
Gain on valuation of derivative instruments		23,755		7,728

	(Won)	21,249	(Won)	7,803

17.	Income Taxes

Income tax expense (benefit) for the six-month periods ended June 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Current income taxes	(Won)	64,382	(Won)	—
Deferred income taxes		32,896		(11,783)

Income tax expense (benefit)	(Won)	97,278	(Won)	(11,783)

The income tax effect of temporary differences, including available net operating loss carry-forwards and tax credits, comprising the deferred income tax assets and liabilities as of June 30, 2004 and December 31, 2003, are as follows:

(in millions of Korean Won)	2004		2003
Inventories	(Won)	4,995	(Won)	4,538
Investments		(667)		2,900
Accounts receivable		580		1,892
Other current assets		215		702
Property, plant and equipment		15,793		10,934
Warranty liabilities		4,987		2,660
Others		(1,638)		(1,178)
Tax credit carry-forward		57,800		92,514

	(Won)	82,065	(Won)	114,962

Available tax credits as of June 30, 2004 amounted to (Won)64,222 million. Tax credits can be carried forward up to four years under the Corporate Income Tax Law in Korea.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

The reconciliations from income before income taxes to income for tax purposes for the six-month periods ended June 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Income before income taxes	(Won)	1,426,433	(Won)	120,305
Loss on valuation of inventories		2,264		574
Investment		(21,740)		(2,994)
Allowance for doubtful accounts		—		5,303
Translation on adjustment debit or credit		(13,232)		9,814
Depreciation		25,236		8,676
Other current assets		—		8,162
Cost of sales		—		5,975
Others		8,520		2,723

Taxable income	(Won)	1,427,481	(Won)	158,538

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the succeeding three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rates of the Company for the six-month periods ended June 30, 2004 and 2003 are 6.82% and -9.79%, respectively.

18.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

Earnings per share for the three-month and six-month periods ended June 30, 2004 and 2003 is calculated as follows:

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions of Korean Won, except for per share amount)	2004		2003		2004		2003
Net income as reported on the income statements	(Won)	701,231	(Won)	182,958	(Won)	1,329,155	(Won)	132,088
Weighted-average number of common shares outstanding		290		290		290		290

Earnings per share	(Won)	2,418	(Won)	631	(Won)	4,583	(Won)	455

Earnings per share for the three-month period and six-month period ended June 30, 2003 retroactively reflected the effect of the stock split (see Note 14).

Additionally, earnings per share after reflecting the effect of the stock split for the three-month period ended March 31, 2004 and for the year ended December 31, 2003 are as follows :

	March 31, 2004		December 31, 2003
Earnings per share	(Won)	2,165	(Won)	3,514

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

19.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2004 and 2003, and the related account balances outstanding as of June 30, 2004 and 2003, are summarized as follows:

(in millions of Korean Won)	Sales (*)		Purchases (*)		Receivables		Payables
LG Electronics Inc.	(Won)	308,417	(Won)	85,233	(Won)	31,331	(Won)	55,672
LG Construction		—		401,818		—		266,733
LG Chem Ltd.		—		208,329		—		35,890
LG Philips LCD America, Inc.		342,202		—		53,454		—
LG Philips LCD Germany GmbH		547,401		—		188,712		1,546
LG Philips LCD Japan Co., Ltd.		536,257		—		111,062		—
LG Philips LCD Nanjing Co., Ltd.		829,204		—		377,949		—
LG Philips LCD Shanghai Co., Ltd.		411,545		—		154,219		—
LG Philips LCD Hong Kong Co., Ltd.		368,564		—		48,716		—
LG Philips LCD Taiwan Co., Ltd.		801,469		13		187,169		—
Philips		—		21,686		8		3,850
LG International Japan Co., Ltd.		—		881,505		—		183,433
LG International America Co., Ltd.		—		86,537		—		38,128
LG International HK Co., Ltd.		19,116		—		15,231		—
LG International Singapore Co., Ltd.		51,177		—		—		40
LG MRO Co., Ltd.		—		27,254		—		11,856
LG Micron Ltd.		—		35,321		—		32,469
LG CNS		—		28,378		—		8,361
Others		12,554		70,805		7,296		7,008

2004 Total	(Won)	4,227,906	(Won)	1,846,879	(Won)	1,175,147	(Won)	644,986

2003 Total	(Won)	2,114,512	(Won)	868,856	(Won)	371,573	(Won)	912,880

(*)	Includes sales and purchases of property, plant and equipment.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

20.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represented more than 80% of total sales.

The following is a summary of operations by country based on the location of the customers for the six-months periods ended June 30, 2004 and 2003.

(in millions of Korean Won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2004	(Won)	468,565	(Won)	801,469	(Won)	538,711	(Won)	342,134	(Won)	1,616,570	(Won)	557,498	(Won)	67,935	(Won)	4,392,882
2003	(Won)	427,725	(Won)	496,429	(Won)	361,864	(Won)	159,880	(Won)	473,050	(Won)	266,179	(Won)	86,867	(Won)	2,271,994

21.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,048,344	(Won)	868,004
Increase in machinery and others arising from the completion of construction-in-progress		53,179		629,465
Increase in machinery arising from the receipt of machinery-in-transit		33,705		542,626
Increase in current portion of long-term debt		—		785,668

22.	Subsequent Events

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares(“ADSs”) for gross proceeds of US$748,800 thousand.

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation (“P7”) and other LCD facility in Korea.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-consolidated Financial Statements

June 30, 2004 and 2003, and December 31, 2003

(Unaudited)

23.	Reclassification of Prior Period Financial Statement Presentation

Certain amounts in the financial statements as of and for the three-month and six-month periods ended June 30, 2003 have been reclassified to conform with the June 30, 2004 non-consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Interim Consolidated Financial Statements

June 30, 2004 and 2003

LG.Philips LCD Co., Ltd.

Index

June 30, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying consolidated balance sheet of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2004 and the related consolidated statements of income for each of the three-month and six month periods ended June 30, 2004 and 2003, changes in stockholders’ equity and cash flows for the six -month periods ended as of June 30, 2003 and 2004. These interim financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2003 and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein), and in our report dated March 23, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

July 16, 2004

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for share data)

	December 31, 2003		June 30, 2004		(Note 2) June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	(Won)	504,014	(Won)	559,936	$484,374
Accounts receivable, net Trade, net		613,029		813,617	703,821
Due from affiliates		541,754		528,132	456,862
Others, net		4,984		5,379	4,653
Inventories		335,921		451,383	390,470
Deferred income taxes		11,617		20,386	17,635
Prepaid expense		23,197		25,409	21,980
Prepaid value added tax		90,085		63,647	55,058
Other current assets		21,695		54,545	47,183

Total current assets		2,146,296		2,522,434	2,182,036
Long-term prepaid expenses		35,063		35,845	31,008
Property, plant and equipment, net		3,974,315		5,565,875	4,814,771
Deferred income taxes		130,654		86,121	74,499
Intangibles, net		29,260		26,934	23,299
Other assets		27,399		28,151	24,351

Total assets	(Won)	6,342,987	(Won)	8,265,360	$7,149,964

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	(Won)	159,189	(Won)	414,267	$358,362
Current portion of long-term debt		466,486		161,350	139,576
Trade accounts and notes payable
Trade		305,464		347,844	300,903
Due to affiliates		98,058		90,594	78,369
Other accounts payable
Others		323,714		686,084	593,498
Due to affiliates		699,712		552,806	478,206
Accrued expenses		106,608		64,956	56,190
Income taxes payables		41,406		65,244	56,439
Other current liabilities		51,613		72,291	62,536

Total current liabilities		2,252,250		2,455,436	2,124,079
Long-term debt, net of current portion		1,318,581		1,656,606	1,433,050
Accrued severance benefits, net		20,965		39,347	34,037

Total liabilities		3,591,796		4,151,389	3,591,166

Commitments and contingencies
Stockholders’ equity:
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 million shares		1,450,000		1,450,000	1,254,325
Retained earnings		1,297,355		2,647,595	2,290,307
Accumulated other comprehensive income		3,836		16,376	14,166

Total stockholders’ equity		2,751,191		4,113,971	3,558,798

Total liabilities and stockholders’ equity	(Won)	6,342,987	(Won)	8,265,360	$7,149,964

The accompanying notes are an integral part of these consolidated financial statements.

2

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for per share amount)

	For the three month periods ended June 30,				For the six month periods ended June 30,
	2003		2004		2003		2004		2004
									(Note 2)
Sales
Related parties	(Won)	588,614	(Won)	923,918	(Won)	1,123,954	(Won)	1,799,928	$1,557,031
Others		708,453		1,406,552		1,158,097		2,718,555	2,351,691

		1,297,067		2,330,470		2,282,051		4,518,483	3,908,722
Cost of sales		1,109,227		1,468,752		1,998,302		2,880,408	2,491,702

Gross profit		187,840		861,718		283,749		1,638,075	1,417,020

Selling, general and administrative expenses		54,260		88,399		94,363		157,200	135,986

Operating income		133,580		773,319		189,386		1,480,875	1,281,034

Other income (expense)
Interest income		1,313		3,835		2,076		7,771	6,722
Interest expense		(21,971)		(9,630)		(38,855)		(26,962)	(23,324)
Foreign exchange gain (loss), net		76,736		(8,314)		1,659		(12,045)	(10,420)
Others, net		1,266		36		1,571		586	507

Total other income (expense)		57,344		(14,073)		(33,549)		(30,650)	(26,515)

Income before income taxes		190,924		759,246		155,837		1,450,225	1,254,519
Provision for income taxes		20,085		48,673		16,394		99,985	86,492

Net income	(Won)	170,839	(Won)	710,573	(Won)	139,443	(Won)	1,350,240	$1,168,027

Net income per common share
Basic	(Won)	589	(Won)	2,450	(Won)	481	(Won)	4,656	$4.03
Diluted	(Won)	589	(Won)	2,450	(Won)	481	(Won)	4,656	$4.03

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean Won)

	Common Stock			Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount
Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive income :
Net income					139,443				139,443
Cumulative translation adjustment							539		539

Total comprehensive income									139,982

Balance as of June 30, 2003	290,000,000	(Won)	1,450,000	(Won)	430,295	(Won)	(529)	(Won)	1,879,766

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Comprehensive income :
Net income					1,350,240				1,350,240
Cumulative translation adjustment							(2,606)		(2,606)
Net unrealized gains on derivative, net of tax							15,146		15,146

Total comprehensive income									1,362,780

Balance as of June 30, 2004	290,000,000	(Won)	1,450,000	(Won)	2,647,595	(Won)	16,376	(Won)	4,113,971

(in thousands of US dollars) (Note 2)

	Common Stock			Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount
Balance as of December 31, 2003	290,000,000		$1,254,325		$1,122,280		$3,318		$2,379,923

Comprehensive income :
Net income					1,168,027				1,168,027
Cumulative translation adjustment							(2,254)		(2,254)
Net unrealized gains on derivative, net of tax							13,102		13,102

Total comprehensive income									1,178,875

Balance as of June 30, 2004	290,000,000		$1,254,325		$2,290,307		$14,166		$3,558,798

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean Won and thousands of US dollars)

	For the six month periods ended June 30,
	2003		2004		2004
					(Note 2)
Cash flows from operating activities:
Net income	(Won)	139,443	(Won)	1,350,240	$1,168,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		423,818		537,074	464,597
Provision for severance benefits		10,121		20,526	17,756
Foreign exchange loss (gain), net		33,353		(11,964)	(10,349)
Amortization of intangible assets		2,455		3,454	2,988
Gain on disposal of property, plant and equipment, net		(990)		(194)	(168)
Amortization of debt issuance cost		1,919		2,248	1,945
Decrease in deferred income taxes assets, net		14,573		35,764	30,938
Others, net		4,112		1,176	1,016
Change in operating assets and liabilities:
Increase in accounts receivable		(184,977)		(195,770)	(169,352)
Decrease (increase) in inventories		74,791		(111,941)	(96,835)
Decrease in other current assets		16,126		19,210	16,618
Increase in trade accounts and notes payable		18,538		35,185	30,437
Increase in other accounts payable		49,255		50,741	43,894
Decrease in accrued expenses		(8,938)		(41,652)	(36,031)
(Decrease) increase in other current liabilities		(29,103)		23,824	20,609

Net cash provided by operating activities		564,496		1,717,921	1,486,090

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(323,093)		(1,593,118)	(1,378,129)
Purchase from others		(195,797)		(376,566)	(325,748)
Proceeds from sales of property, plant and equipment		2,038		3,196	2,765
Others, net		(12,919)		(2,986)	(2,584)

Net cash used in investing activities		(529,771)		(1,969,474)	(1,703,696)

Cash flows from financing activities:
Proceeds from short-term borrowings		122,513		255,078	220,656
Proceeds from issuance of long-term debt		50,689		352,399	304,843
Repayment on long-term debt		—		(300,000)	(259,515)

Net cash provided by financing activities		173,202		307,477	265,984

Effect of exchange rate changes on cash and cash equivalents		104		(2)	(2)

Net increase in cash and cash equivalents		208,031		55,922	48,376
Cash and cash equivalents:
Beginning of period		70,306		504,014	435,998

End of period	(Won)	278,337	(Won)	559,936	$484,374

The accompanying notes are an integral part of these consolidated financial statements.

5

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2003 and 2004

1. Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2. United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,156.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on June 30, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3. Inventories

Inventories at December 31, 2003 and June 30, 2004 comprise the following:

	December 31, 2003		June 30, 2004
(in millions of Korean Won)
Finished products	(Won)	122,263	(Won)	220,415
Work in process		88,744		76,015
Raw materials		124,914		154,953

	(Won)	335,921	(Won)	451,383

6

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2003 and 2004

4. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the six month period ended June 30, 2003, there were no derivatives designated as cash flow hedges, and during the period from July 1, 2003 to December 31, 2003, five foreign currency forward contracts were designated as cash flow hedges. For the six month period ended June 30, 2004, two contracts of these cash flow hedges expired and realized exchange gains were recorded as an addition of sales. During the same period, the Company entered into two foreign currency forward contracts newly and designated as cash flow hedges. All cash flow hedges of the Company were fully effective and changes in the fair value of the derivatives, of (Won)17,788 million, were recorded in other comprehensive income. The deferred gains of (Won)22,140 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the six month periods ended June 30, 2003 and 2004, the Company recorded realized exchange gains of (Won)1,930 million and (Won)17,566 million and realized exchange losses of (Won)4,889 million and (Won)20,216 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the six month periods ended June 30, 2003 and 2004, the Company recorded unrealized gains of (Won)9,359 million and (Won)14,608 million and unrealized losses of (Won)5,518 million and (Won)18,548 million, respectively, relating to these derivative contracts designated for trading.

5. Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp claiming patent infringement on rear mountable liquid crystal display devices in United states District of Delaware and Patent Country Court in the United Kingdom. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

7

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2003 and 2004

6. Earnings Per Share

Earnings per share for the six month periods ended June 30, 2003 and 2004 is calculated as follows:

(in millions of Korean Won, except for per share data)	2003		2004
Net income as reported on the income statements	(Won)	139,443	(Won)	1,350,240
Weighted-average number of common shares outstanding		290		290

Earnings per share	(Won)	481	(Won)	4,656

7. Supplemental Cash Flows Information

Supplemental cash flows information for the six month periods ended June 30, 2003 and 2004 is as follows:

(in millions of Korean Won)	2003		2004
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	868,004	(Won)	1,048,344

8. Subsequent Events

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with Korean Stock Exchange, the Company sold to 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold to 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands.

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation (“P7”) and other LCD facility in Korea.

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd. (Registrant)

Date: August 16, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa

	Title:	Joint Representative Director and Chief Financial Officer